SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 5

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2015

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

JOHN PRATO

HEIDI KUTZ

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10022

Copies to:

ROBERT E. BUCKHOLZ Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	JIM HRICHISHEN Deputy Minister of Finance Province of Manitoba Department of Finance Room 109, Legislative Building 450 Broadway Winnipeg, Manitoba Canada R3C 0V8

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2015 to add the following exhibits:

Exhibit 99.1	Underwriting Agreement, dated as of June 14, 2016, relating to the Province’s 2.125% Global Debentures Series GP due June 22, 2026 (the “Debentures”);

Exhibit 99.2	Fiscal Agency Agreement, dated as of June 22, 2016, relating to the Debentures;

Exhibit 99.3	Form of Debenture;

Exhibit 99.4	Opinion of General Counsel of the Legal Services Branch of the Department of Justice of the Province (including Orders-in-Council attached as annex thereto); and

Exhibit 99.5	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on June 22, 2016.

Province of Manitoba

By:	/s/ Don Delisle
Don Delisle

EXHIBIT INDEX

Exhibit Number	Description

99.1	Underwriting Agreement, dated as of June 14, 2016, relating to the Province’s 2.125% Global Debentures Series GP due June 22, 2026 (the “Debentures”)

99.2	Fiscal Agency Agreement, dated as of June 22, 2016, relating to the Debentures

99.3	Form of Debenture

99.4	Opinion of the General Counsel of the Legal Services Branch of the Department of Justice of the Province (including Orders-in-Council attached as annex thereto)

99.5	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures